May 14, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Valeria Franks
Suying Li
Cara Wirth
Donald Field

	Re:	SciSparc Ltd.
Amendment No. 4 to Registration Statement on Form F-4
Filed on April 29, 2025
File No. 333-282351

Ladies and Gentlemen:

On behalf of SciSparc Ltd. (the “Company” or “SciSparc”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 9, 2025 (the “Comment Letter”), with respect to Amendment No. 4 to Registration Statement on Form F-4 filed with the Commission by the Company on April 29, 2025 (the “Registration Statement”). Concurrently with the filing of this letter, the Company is hereby filing Amendment No. 5 to the Registration Statement (the “Amended Filing”) through EDGAR.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below to each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement and page references in the responses refer to the Amended Filing. Unless otherwise indicated, capitalized terms herein have the meanings assigned to them in the Amended Filing.

Amendment No. 4 to Registration Statement on Form F-4 Filed April 29, 2025

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Financial Position, page 217

1.	Refer to pro forma adjustment 4(a). Please provide us with your calculation of the $2,624 thousand addition to share capital and premium.

Response: The Company respectfully acknowledges the Staff’s comment and notes that $2,624 thousand addition to share capital and premium is the remaining amount that is received, after all other adjustments in the pro forma condensed combined statement of financial position are calculated, which include the following: (i) an offset of $390 thousand from the remaining cash balance; (ii) an offset of $4,224 thousand from a bridge loan to related party; (iii) an offset of $252 thousand from investments in financial assets; (iv) an offset of $4,276 thousand in related parties liabilities; (v) an offset of $5,521 thousand in reserve from share-based payment transactions; (vi) an offset of $506 thousand from warrants (in equity); and (vii) the addition of $2,813 thousand in accumulated deficit. The Company also notes that the addition to share capital and premium was updated to $2,542 thousand as of May 12, 2025.

Consolidated Statements of Cash Flows, page F-8

2.	You present $9,005,000 proceeds from issue of share capital (net of issuance expenses) in 2022. Please tell us how you have reflected this transaction in your consolidated statement of changes in equity for 2022.

Response: The Company respectfully acknowledges the Staff’s comment, and notes that in May 2022 the Company raised capital (the “Offering”) by issuing ordinary shares (or prefunded warrants in lieu of ordinary shares) together with warrants (the “2022 Warrants”). The 2022 Warrants were accounted for as a liability according to IFRS 9 – Financial Instruments. At the time of issuance of the 2022 Warrants, the fair market value of the 2022 Warrants, was calculated based on the Black-Scholes formula, and was higher than the value of the proceeds from the Offering which was $9,005 thousand (net of issuance expenses). Accordingly, all of the proceeds of the Offering were accounted for as a warrant liability as of the date of issuance, and as such the proceeds do not appear in the statement of changes in equity, but rather as a warrant liability in the balance sheet. As of December 31, 2022, the fair market value of the 2022 Warrants was significantly decreased, due to the decline in the Company’s share price, which caused the reduction in the fair value of the 2022 Warrants in accordance with a Black-Scholes valuation performed as of December 31, 2022. As such, the Company accounted for the decrease in fair value of the warrant liability as financial income in the income statement. The Company further notes that at the time of issuance the warrant liability was $9,005 thousand; however, due to the decreased fair value of the 2022 Warrants, the warrant liability on the balance sheet as of December 31, 2022 decreased to $2,396 out of the total $2,737 thousand that is presented as warrant liability in the Company's balance sheet. The $7,832 thousand of finance income is comprised of $6,609 thousand change in the fair value of the 2022 Warrants.

Auditor's Report to the shareholders of AutoMax Motors, page F-56

3.	The audit report states that AutoMax Motors Ltd.’s financial statements were audited in accordance with the standards in Israel, including standards set forth in the accountants (Procedure of an Accountant) Regulations, 1973. Please revise your filing to provide an audit report that states the financial statements were audited in accordance with U.S. Generally Accepted Audited Standards (U.S. GAAS) or the Standards of the Public Company Accounting Oversight Board (United States) (PCAOB).

Response: The Company respectfully acknowledges the Staff’s comment and has refiled the audit report to the shareholders of AutoMax, which states, as in the previous filings, that the audits were conducted in accordance with the standards of the AICPA. The omission of this statement in the Registration Statement was due to a clerical error upon the translation of the audit report from Hebrew to English. The Company respectfully notes that Section 4110.5 of the Division of Corporation Finance’s Financial Reporting Manual provides that financial statements of a non-issuer entity, such as AutoMax, do not require an auditor’s report to refer to Public Company Accounting Oversight Board standards.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +972-50-552-1058 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Oz Adler
Oz Adler
Chief Executive Officer
SCISPARC LTD.

cc:
Shachar Hadar, Meitar | Law Offices
Matthew Rudolph, Meitar | Law Offices
Oded Har-Even, Sullivan & Worcester LLP
Howard Berkenblit, Sullivan & Worcester LLP

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